                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                                (Amendment No. 41)


                        American Premier Underwriters, Inc.
                                 (Name of Issuer)


                           Common Stock, $1.00 Par Value
                          (Title of Class of Securities)



                                    029092-10-3
                                  (CUSIP Number)



                               James E. Evans, Esq.
                              One East Fourth Street
                              Cincinnati, Ohio 45202
                                  (513) 579-2536
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                   April 3, 1995
              (Date of Event Which Requires Filing of this Statement)


          If  the  filing  person has  previously  filed  a  statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

                                 Page 1 of 8 Pages
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

                                        13D

              CUSIP NO.  029092-10-3                         Page 2 of  8
          Pages


          1.  NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              American Financial Corporation                  31-0624874
              Carl H. Lindner

          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    ( a )
          []
              Not Applicable                                       ( b )
          []

          3.  SEC USE ONLY

          4.  SOURCE OF FUNDS*
              Not Applicable

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               [
          ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio Corporation
              United States Citizen

          7.  NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH REPORTING
              PERSON WITH:

              SOLE VOTING POWER
               - - -

          8.  SHARED VOTING POWER
               - - -

          9.  SOLE DISPOSITIVE POWER
               - - -

          10. SHARED DISPOSITIVE POWER
               - - -

          11. AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
          PERSON
               - - -

          12. CHECK  BOX IF  THE AGGREGATE  AMOUNT  IN ROW  (11) EXCLUDES
              CERTAIN SHARES*                                         [
              ]
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          13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%  (See Item 5).

          14. TYPE OF REPORTING PERSON*
                   HC
                   IN
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

                                        13D

              CUSIP NO.   029092-10-3                         Page 3 of 8
          Pages


          1.  NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              American Financial Enterprises, Inc.            31-0996797

          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    ( a )
          []
                                                                   ( b )
          []

          3.  SEC USE ONLY

          4.  SOURCE OF FUNDS*
              Not Applicable

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               [
          ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut Corporation

          7.  NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY EACH  REPORTING
              PERSON WITH:

              SOLE VOTING POWER
              ---

          8.  SHARED VOTING POWER
              ---

          9.  SOLE DISPOSITIVE POWER
              ---

          10. SHARED DISPOSITIVE POWER
              ---

          11. AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
          PERSON
              ---

          12. CHECK  BOX  IF THE  AGGREGATE AMOUNT  IN ROW  (11) EXCLUDES
              CERTAIN SHARES*                                         [
              ]

          13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%  (See Item 5).
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          14. TYPE OF REPORTING PERSON*
                   CO
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

          Item 1.   Security and Issuer.

               This Amendment No. 41 to Schedule  13D is filed on  behalf of American Financial Corporation ("AFC"), American Financial Enterprises, Inc. ("AFEI") and Carl H. Lindner ("CHL"), the
          principal shareholder, Chairman of the Board of Directors and Chief Executive Officer of AFC and the Chairman of the Board of Directors and President of AFEI (collectively the "Reporting Persons"), to amend and update their Schedule 13D most recently amended in a filing dated December 14, 1994, relative to the class of $1.00 par value common stock ("Common Stock") issued by American Premier Underwriters, Inc. ("Underwriters").

               The principal executive offices of Underwriters are located at One East Fourth Street, Cincinnati, Ohio 45202. Items not included in this amendment are either not amended or are not applicable.

               As of April 3, 1995, AFC beneficially owned 82.6% of the outstanding common stock of AFEI and its designees constitute a majority of AFEI's Board of Directors. Additionally, certain officers and executives of AFC also serve as officers of AFEI.

          Item 4.   Purpose of the Transaction.

               On April 3, 1995, American Premier Group, Inc. ("American Premier") acquired AFC and Underwriters in a transaction involving the merger of (i) AFC with a wholly-owned subsidiary of American Premier and (ii) Underwriters with another wholly-owned subsidiary of American Premier (the "Merger"). In the Merger, shares of Underwriters Common Stock outstanding prior to the Merger were converted into shares of American Premier common stock. As a result, all of the shares of Underwriters Common Stock are now owned by American Premier.

          Item 5.   Interest in Securities of the Issuer.

               On  April  3,  1995,  the  Reporting  Persons'  19,319,336
          shares  of   Underwriters  Common  Stock   were  converted   by
          operation of the Merger into a like number of shares of American Premier.

               Following the transaction described herein, the Reporting Persons no longer owned five percent or more of a class of Underwriters Section 13(d) equity securities. Consequently, no further filings on Schedule 13D will be made with respect to Underwriters.

                                       - 4 -
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                                       - 5 -
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

          Item 7.   Material to be filed as Exhibits.

               (1)  Agreement  required  pursuant to  Regulation  Section
                    240.13d-1(f)(1)  promulgated  under  the   Securities
                    Exchange Act of 1934, as amended.

               (2)  Power  of   Attorney  executed   in  connection  with
                    filings under the Securities Exchange Act of 1934, as amended.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


          Dated:                   AMERICAN FINANCIAL CORPORATION

          April 12, 1995
                                   By:    James C. Kennedy

                                      James C. Kennedy, Deputy General
                                         Counsel and Secretary


                                   AMERICAN FINANCIAL ENTERPRISES, INC.


                                   By:     James C. Kennedy

                                      James C. Kennedy, Secretary



                                       James C. Kennedy

                                   James C. Kennedy, As Attorney-in-Fact
                                    for Carl H. Lindner





          (APZ.#41)

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

          Exhibit 1

                                 A G R E E M E N T

                  This Agreement executed this 10th day of February, 1986, is by and among American Financial Corporation, an Ohio corporation ("AFC"), One East Fourth Street, cincinnati, Ohio 45202, American Financial Enterprises, Inc., a Connecticut corporation ("AFEI"), One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner, an individual ("CHL"), 8555 Shawnee Run Road, Cincinnati, Ohio 45243.

                  WHEREAS, as of the date of this Agreement, CHL beneficially owns approximately 45.4% of AFC's outstanding Common Stock and is Chairman of the Board of Directors and Chief Executive Officer of AFC;

                  WHEREAS, as of the date of this Agreement, CHL beneficially owns approximately 73.8% of AFEI's outstanding Common Stock and has majority representation on the Board of Directors of AFEI;

                  WHEREAS, pursuant to CHL's percentage ownership of AFC's outstanding Common Stock and his status as Chairman of the Board of Directors and Chief Executive Officer of AFC, CHL may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

                  WHEREAS, AFC and its subsidiaries, including AFEI, from time to time must file statements pursuant to certain sections of the Securities and Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies; now therefore be it

                  RESOLVED, that AFC, AFEI and CHL, not admitting any beneficial ownership, do each hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of AFC or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                     AMERICAN FINANCIAL CORPORATION

                                     By:/s/ James E. Evans
                                        James E. Evans, Vice President
                                         and General Counsel

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

                                     AMERICAN   FINANCIAL    ENTERPRISES,
          INC.


                                     By:/s/ James E.  Evans
                                        James E. Evans, Vice President
                                          and General Counsel



                                     /s/ Carl H. Lindner
                                     Carl H. Lindner

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


          Exhibit 2


                                 POWER OF ATTORNEY



                  I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Corporation or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Corporation or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

                  IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 3rd day of June, 1992.



                                     /s/ Carl H. Lindner
                                     Carl H. Lindner